EXHIBIT B

                                Offer to Purchase

                              TROON PARTNERS, L.P.
                           622 Third Avenue, 8th Floor
                            New York, New York 10017

               OFFER TO PURCHASE UP TO $100 MILLION OF OUTSTANDING
                          INTERESTS AT NET ASSET VALUE
                             DATED NOVEMBER 22, 2002

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                12:00 MIDNIGHT, EASTERN TIME, DECEMBER 20, 2002,
                          UNLESS THE OFFER IS EXTENDED

To the Partners of
Troon Partners, L.P.:

              Troon Partners, L.P., a closed-end, non-diversified, management investment company organized as a Delaware limited partnership (the "Partnership"), is offering to purchase for cash on the terms and conditions set forth in this offer and the related Letter of Transmittal (which together constitute the "Offer") up to $100 million of Interests in the Partnership or portions thereof pursuant to tenders by partners in the Partnership ("Partners") at a price equal to their net asset value as of December 31, 2002, if the Offer expires on December 20, 2002. (As used in this Offer, the term "Interest" or "Interests" as the context requires, shall refer to the interests in the Partnership and portions thereof representing beneficial interests in the Partnership.) If the Partnership elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined at the close of business on the valuation date of the Offer. This Offer is being made to all Partners and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Partnership's First Amended and Restated Limited Partnership Agreement dated as of February 10, 1999, (the "LP Agreement").

              Partners should realize that the value of the Interests tendered in this Offer likely will change between October 31, 2002 (the last time net asset value was calculated) and December 31, 2002, when the value of the Interests tendered to the Partnership will be determined for purposes of calculating the purchase price of such Interests. Partners tendering their Interests should also note that they will remain Partners with respect to the Interest tendered and accepted for purchase by the Partnership through December 31, 2002, the valuation date of the Offer when the net asset value of their Interests is calculated. Any tendering Partners that wish to obtain the estimated net asset value of their Interests should contact PFPC Inc., at the telephone numbers or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (eastern time).

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Troon Partners, L.P.


              Partners desiring to tender all or any portion of their Interests in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Partnership in the manner set forth in Section 4 below.

                                    IMPORTANT

              NONE OF THE PARTNERSHIP, ITS MANAGER OR ITS INDIVIDUAL GENERAL PARTNERS MAKES ANY RECOMMENDATION TO ANY PARTNER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. PARTNERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS, AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR INTERESTS TO TENDER.

              BECAUSE EACH PARTNER'S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON ITS OWN FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE PARTNERSHIP AS TO WHETHER PARTNERS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP.

              THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION. NEITHER THE SECURITIES AND EXCHANGE
COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED ON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

              Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Partnership's service agent:

                                                PFPC Inc.

                                                P.O. Box 358
                                                Claymont, Delaware 19703
                                                Attention: Karl Garrett

                                                Phone: (888) 697-9661
                                                       (866) 306-0232

                                                Fax:   (302) 791-3105
                                                       (302) 793-8132

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Troon Partners, L.P.


                                TABLE OF CONTENTS


1.   Background and Purpose of the Offer.......................................5

2.   Offer to Purchase and Price...............................................6

3.   Amount of Tender..........................................................7

4.   Procedure for Tenders.....................................................8

5.   Withdrawal Rights.........................................................8

6.   Purchases and Payment.....................................................9

7.   Certain Conditions of the Offer..........................................10

8.   Certain Information About the Partnership................................11

9.   Certain Federal Income Tax Consequences..................................12

10.  Miscellaneous............................................................12

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Troon Partners, L.P.


                               SUMMARY TERM SHEET

o As stated in the offering documents for Troon Partners, L.P. (hereinafter "we" or the "Partnership"), we will purchase your partnership interests ("Interest" or "Interests" as the context requires) at their net asset value (that is, the value of the Partnership's assets minus its liabilities, multiplied by the proportionate interest in the Partnership you desire to tender). This offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, eastern time, on December 20, 2002, unless the Offer is extended.

o The net asset value of the Interests will be calculated for this purpose on December 31, 2002 (the "Valuation Date"). The Partnership reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Partnership will review the net asset value calculation of the Interests during the Partnership's audit for its fiscal year ending December 31, 2002, which the Partnership expects will be completed by the end of February 2003, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

o You may tender your entire Interest, a portion of your Interest defined as a specific dollar value or a portion of your Interest above the required minimum capital account balance subject to the conditions discussed below.

o If you have been a partner of the Partnership (a "Partner") for at least 12 full calendar months and you tender your entire Interest, subject to any extension of the Offer, we will pay you in cash and/or marketable securities (valued in accordance with the Partnership's First Amended and Restated Limited Partnership Agreement dated February 10, 1999 (the "LP Agreement")) no later than January 10, 2003, at least 95% of the unaudited net asset value of your Interest tendered and accepted by the Partnership as of December 31, 2002, less the incentive allocation payable to Troon Management, L.L.C., the investment adviser of the Partnership (the "Manager") on December 31, 2002, if any. We will owe you the balance, for which we will give you a promissory note (the "Note") that will be held in your brokerage account with CIBC World Markets Corp. ("CIBC WM").

o If you tender only a portion of your Interest, or you tender your entire Interest but have not been a Partner for at least 12 full calendar months, you will be required to maintain a capital account balance equal to the greater of: (i) $150,000, net of the amount of the incentive allocation, if any, that is to be debited from your capital account on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, we will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities no later than January 10, subject to any extension of the Offer. We reserve the right to purchase less than the amount you tender if the amount you tender would cause your account in the Partnership to have a value less than the required minimum balance. We will pay you from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Partnership, or by borrowings, if the Offer is extended (which we do not intend to do).

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Troon Partners, L.P.


o Following this summary is a formal notice of our offer to purchase your Interests. Our offer remains open to you until 12:00 midnight, eastern time, on December 20, 2002, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Interest. You will also have the right to withdraw the tender of your Interest at any time after January 21, 2003, assuming your Interest has not yet been accepted for purchase.

o If you would like us to purchase your Interest or a portion of your Interest, you should (i) mail the Letter of Transmittal (enclosed with the Offer), to PFPC Inc. at P.O. Box 358, Claymont, DE 19703, attention Karl Garrett, or
   (ii) fax it to PFPC Inc. at (302) 791-3105 or (302) 793-8132, so that it is received before 12:00 midnight, eastern time, on December 20, 2002. If you fax the Letter of Transmittal, you should mail the original Letter of Transmittal to PFPC Inc. promptly after you fax it (although the original does not have to be received before 12:00 midnight, eastern time, on December 20, 2002).

o The value of your Interests will change between October 31 (the last time prior to the date of this filing as of which net asset value has been calculated), and December 31, 2002, the date as of which the value of the Interests will be determined for purposes of calculating the purchase price for Interests.

o If you would like to obtain the estimated net asset value of your Interests, which is calculated weekly until the expiration date of the Offer and daily for the last five business days of the Offer, you may contact PFPC Inc. at
   (888) 697-9661 or (866) 306-0232 or at the address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (eastern time).

o Please note that just as you have the right to withdraw the tender of an Interest, we have the right to cancel, amend or postpone this Offer at any time up to and including the acceptance of tenders pursuant to the Offer. Also realize that although the Offer expires on December 20, 2002, you will remain a Partner with respect to the Interest tendered and accepted for purchase by the Partnership through December 31, 2002, when the net asset value of your Interest is calculated.

              1. BACKGROUND AND PURPOSE OF THE OFFER. The purpose of the Offer is to provide liquidity to Partners that hold Interests, as contemplated by and in accordance with the procedures set forth in the Partnership's Confidential Memorandum dated August 2001, as supplemented (the "Confidential Memorandum"), and the LP Agreement. The Confidential Memorandum and the LP Agreement, which were provided to each Partner in advance of subscribing for Interests, provide that the Partnership's Individual General Partners have the discretion to determine whether the Partnership will purchase Interests from Partners from time to time pursuant to written tenders. The Confidential Memorandum also states that the Manager expects that it will recommend to the Individual General Partners that the Partnership purchase Interests from Partners once each year, in December. The Partnership previously offered to purchase Interests from Partners pursuant to written tenders effective as of December 31, 2000, December 31, 2001 and June 30, 2002. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Partnership, the Individual General Partners have

Troon Partners, L.P.


determined, after consideration of various matters, including but not limited to those set forth in the Confidential Memorandum, that the Offer is in the best interests of Partners in order to provide liquidity for Interests as contemplated in the Confidential Memorandum and the LP Agreement.

              The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Partnership of Partners that do not tender Interests. Partners that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Partnership's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Partnership believes that this result is unlikely given the nature of the Partnership's investment program. A reduction in the aggregate assets of the Partnership may result in Partners that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Partnership are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Partners on January 1, 2003 and thereafter from time to time.

              Interests that are tendered to the Partnership in connection with this Offer will be retired, although the Partnership may issue Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Partnership currently expects that it will accept subscriptions for Interests as of January 1, 2003 and on the first day of each calendar quarter thereafter, but is under no obligation to do so.

              2. OFFER TO PURCHASE AND PRICE. Subject to the conditions of the Offer, the Partnership will purchase up to $100 million of Interests that are tendered by Partners, and not withdrawn (in accordance with Section 5 below) prior to, 12:00 midnight, eastern time, on Friday, December 20, 2002 (this time and date is called the "Initial Expiration Date"), or any later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date." The Partnership reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its net asset value as of the close of the Valuation Date, payable as set forth in Section 6. The Partnership reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. As of the close of business on October 31, 2002, the unaudited net asset value of an Interest corresponding to an initial capital contribution of $150,000 on the following closing dates of the Partnership was as follows:


              If you invested $150,000          Your Unaudited Net Asset Value
              on the following closing date:    as of October 31, 2002 would be:
              ------------------------------    --------------------------------
              February 28, 1997                              $132,357
              April 1, 1997                                  $139,437
              May 1, 1997                                    $133,883
              September 1, 1997                              $117,542
              October 1, 1997                                $106,454
              January 1, 1998                                $101,678
              April 1, 1998                                  $ 90,930
              July 1, 1998                                   $ 84,849
              October 1, 1998                                $ 94,227

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Troon Partners, L.P.


              If you invested $150,000          Your Unaudited Net Asset Value
              on the following closing date:    as of October 31, 2002 would be:
              ------------------------------    --------------------------------
              January 1, 1999                                $ 78,293
              April 1, 1999                                  $ 66,960
              July 1, 1999                                   $ 61,945
              October 1, 1999                                $ 62,230
              January 1, 2000                                $ 39,858
              April 1, 2000                                  $ 41,121
              July 1, 2000                                   $ 49,959
              January 1, 2001                                $ 72,138
              December 1, 2001                               $ 97,429
              April 1, 2002                                  $110,838

              As of the close of business on October 31, 2002, there was approximately $120,980,914 outstanding in capital of the Partnership held in Interests (based on the unaudited net asset value of such Interests). Partners may obtain weekly estimated net asset value information until the expiration date of the Offer, and daily net asset value information for the last five business days of the Offer, by contacting PFPC Inc. ("PFPC") at the telephone numbers or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (eastern time).

              3. AMOUNT OF TENDER. Subject to the limitations set forth below, Partners may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance, as described below. A Partner that tenders for repurchase only a portion of its Interest, or a Partner that tenders its entire Interest that has not been a Partner for at least 12 full calendar months, will be required to maintain a capital account balance equal to the greater of: (i) $150,000, net of the amount of the Incentive Allocation, if any, that is to be debited from the capital account of the Partner on the Valuation Date of the Offer or would be so debited if the Valuation Date were a day on which an Incentive Allocation was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. If a Partner tenders an amount that would cause the Partner's capital account balance to fall below the required minimum, the Partnership reserves the right to reduce the amount to be purchased from such Partner so that the required minimum balance is maintained. The Offer is being made to all Partners and is not conditioned on any minimum amount of Interests being tendered.

              If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $100 million (or such greater amount as the Partnership may elect to purchase pursuant to the Offer), the Partnership will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Partnership elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $100 million of Interests are duly tendered to the Partnership prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Partnership will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and

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Troon Partners, L.P.


increase the amount of Interests that the Partnership is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in
Section 7 below.

              4. PROCEDURE FOR TENDERS. Partners wishing to tender Interests pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to PFPC, to the attention of Karl Garrett, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Karl Garrett, at one of the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date.

              The Partnership recommends that all documents be submitted to PFPC via certified mail, return receipt requested, or by facsimile transmission. A Partner choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter. Partners wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address or telephone numbers set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Partner tendering an Interest including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Partnership, in its sole discretion, and such determination shall be final and binding.

              The Partnership reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Partnership, be unlawful. The Partnership also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Partner, and the Partnership's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Partnership shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Partnership, the Manager or the Individual General Partners shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

              5. WITHDRAWAL RIGHTS. Any Partner tendering an Interest pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and at any time after January 21, 2003, assuming such Partner's Interest has not yet been accepted for purchase by the Partnership. To be effective, any notice of withdrawal of a tender must be timely received by PFPC at the address or one of the fax numbers set forth on page 2. A form to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers set forth on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Partnership, in its sole discretion, and such determination will be final and binding. A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

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Troon Partners, L.P.


              6. PURCHASES AND PAYMENT. For purposes of the Offer, the Partnership will be deemed to have accepted (and thereby purchased) Interests that are tendered as if, and when, it gives written notice to the tendering Partner of its election to purchase the Partner's Interest.

              For a Partner that has been a Partner for at least 12 full calendar months and that tenders its entire Interest, payment of the purchase price will consist of: (1) cash and/or marketable securities (valued in accordance with the LP Agreement) in an aggregate amount equal to at least 95% of the unaudited net asset value of Interests tendered and accepted by the Partnership, determined as of the Valuation Date payable within ten calendar days after the Valuation Date, (the "95% Cash Payment") in the manner set forth below; and (2) a Note entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered by the Partner and accepted by the Partnership as of the Valuation Date, determined based on the audited financial statements of the Partnership for calendar year 2002, over (b) the 95% Cash Payment. The Note will be delivered to the tendering Partner in the manner set forth below within ten calendar days after the Valuation Date and will not be transferable.

              The Note will be payable in cash (in the manner set forth below) within ten calendar days after completion of the audit of the financial statements of the Partnership for calendar year 2002. It is anticipated that the audit of the Partnership's financial statements for calendar year 2002 will be completed no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Partnership on an amount, deposited by the Partnership in a segregated custodial account, equal to 5% of the unaudited net asset value of Interests tendered and accepted for purchase by the Partnership. Although the Partnership has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Individual General Partners of the Partnership determine that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Partners.

              A Partner that tenders only a portion of its Interest or a Partner that tenders its entire Interest that has not been a Partner for at least 12 full calendar months (subject to maintenance of the required minimum capital account balance described in ITEM 3, above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Partnership, determined as of the Valuation Date (the "100% Cash Payment") payable within ten calendar days after the Valuation Date.

              Both the 95% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") will be made by wire transfer directly to the tendering Partner's brokerage account with CIBC WM. Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from the account to any fees that CIBC WM would customarily assess upon the withdrawal of cash from the account.

              The Note will be deposited directly to the tendering Partner's brokerage account with CIBC WM. Any contingent payment due pursuant to the Note will also be deposited directly to the tendering Partner's brokerage account at

Troon Partners, L.P.


CIBC WM and will be subject upon withdrawal from the account to any fees that CIBC WM would customarily assess upon the withdrawal of cash from the account.

              The Partnership expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $100 million, (unless the Partnership elects to purchase a greater amount), will be derived from: (a) cash on hand; (b) the proceeds of the sale or delivery of securities and portfolio assets held by the Partnership; and/or (c) possibly borrowings, as described below. The Partnership will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Note as described above. None of the Partnership, the Manager or the Individual General Partners, has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Partnership, in its sole discretion, may decide to borrow money to finance any portion of the purchase price from its existing margin facility established with the Partnership's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), subject to compliance with applicable law. If the Partnership finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Partnership were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Partnership's obligations from the collateral deposited in the special custody account. The Partnership expects that the repayment of any amounts borrowed from Morgan Stanley will be made from additional funds contributed to the Partnership by existing and/or new Partners, or from the proceeds of the sale of securities and portfolio assets held by the Partnership.

              7. CERTAIN CONDITIONS OF THE OFFER. The Partnership reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Partners of such extension. The purchase price of an Interest tendered by any Partner will be the net asset value thereof as of the close of business on December 31, 2002, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Partnership also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Partnership determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Partners.

              The Partnership may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Partnership would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Partnership's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Individual General Partners, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Partnership, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Partnership, (iii) limitation imposed

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Troon Partners, L.P.

by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Partnership has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Partnership, (vi) material decrease in the net asset value of the Partnership from the net asset value of the Partnership as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Partnership or its Partners if Interests tendered pursuant to the Offer were purchased; or (c) the Individual General Partners determine that it is not in the best interest of the Partnership to purchase Interests pursuant to the Offer. However, there can be no assurance that the Partnership will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

              8.     CERTAIN INFORMATION ABOUT THE PARTNERSHIP.  The Partnership
is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited partnership. The principal office of the Partnership is located at 622 Third Avenue, 8th Floor, New York, New York 10017 and the telephone number is (212) 667-4225. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LP Agreement.

              The Partnership does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Partnership's intention to accept subscriptions for Interests on the first day of each calendar quarter and from time to time in the discretion of the Partnership) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership; (c) any material change in the present distribution policy or indebtedness or capitalization of the Partnership; (d) any change in the identity of the Individual General Partners or the Manager, or in the management of the Partnership, including, but not limited to, any plans or proposals to change the number or the term of the Individual General Partners or to change any material term of the investment advisory arrangement with the Manager; (e) a sale or transfer of a material amount of assets of the Partnership (other than as the Individual General Partners determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Partnership); (f) any other material change in the Partnership's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LP Agreement or other actions that may impede the acquisition of control of the Partnership by any person.

              Other than the acceptance of subscriptions for Interests on October 1, 2002, there have been no transactions involving the Interests that were effected during the past 60 business days by the Partnership, the Manager, any Individual General Partner of the Partnership or any person controlling the Partnership or the Manager or controlling any Individual General Partner. Based on October 31, 2002 estimated values, the Manager owns approximately $3,697,675, (3.05%) of the Interests. The Manager may tender up to $2 million of its Interest on the terms and conditions of the Offer. In addition, the Manager may be entitled under the terms of the LP Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LP Agreement and described in the Confidential Memorandum.

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Troon Partners, L.P.


              9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Partnership from Partners pursuant to the Offer. Partners should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Partnership pursuant to the Offer.

              In general, a Partner from which an Interest is purchased by the Partnership will be treated as receiving a distribution from the Partnership. Such Partner generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Partner exceeds such Partner's then adjusted tax basis in the Partner's Interest. A Partner's basis in such Partner's Interest will be reduced (but not below zero) by the amount of consideration received by the Partner from the Partnership in connection with the purchase of such Interest. A Partner's basis in such Partner's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Partner for periods prior to the purchase of such Interest. Cash distributed to a Partner in excess of the adjusted tax basis of such Partner's Interest is taxable as capital gain or ordinary income, depending on the circumstances. A Partner that has its entire Interest purchased by the Partnership may recognize a loss, but only to the extent that the amount of consideration received from the Partnership is less than the Partner's then adjusted tax basis in such Partner's Interest.

              10. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, Partners in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Partnership is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Partnership reserves the right to exclude Partners from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Partnership believes such exclusion is permissible under applicable laws and regulations, provided the Partnership makes a good faith effort to comply with any state law deemed applicable to the Offer.

              The Partnership has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Partnership by contacting PFPC at the address and telephone numbers set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

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                                     ANNEX A

                              Financial Statements

       Audited financial statements for the year ended December 31, 2000 previously filed on EDGAR on Form N-30D on March 9, 2001;

       Audited financial statements for the year ended December 31, 2001 previously filed on EDGAR on Form N-30D on March 8, 2002; and

       Unaudited financial statements for the six month period ended June 3, 2002 previously filed on EDGAR on Form N-30D on August 28, 2002.